EXHIBIT 99.1

Platform Specialty Products Corporation Announces Agreement to Acquire European-Based Agrochemicals Group Agriphar for 300 Million Euros

- Post-closing the transaction is expected to be immediately accretive to Platform's adjusted earnings and intrinsic value per share, pre-synergies

-  Products and distribution footprint complement previously-announced Chemtura AgroSolutions acquisition

-  Substantial synergies as a percentage of underlying EBITDA

MIAMI, Aug. 6, 2014 (GLOBE NEWSWIRE) -- Platform Specialty Products Corporation (NYSE:PAH) ("Platform" or the "Company"), a global specialty chemicals company, announced today that it has entered into a definitive agreement to acquire Agriphar, a premier European agrochemicals group.  The transaction is valued at €300 million and is subject to customary closing conditions and working capital and other adjustments. It is expected to be funded through a combination of debt and cash on hand with a closing in the fourth quarter of 2014.

Agriphar is a European crop protection group with leading product development, registration and distribution capabilities. Its product portfolio provides a wide range of herbicides, fungicides and insecticides with end markets primarily across Europe and is supported by a talented team of researchers and regulatory experts. With its main operational facility in Belgium and owned distribution subsidiaries in France, Spain, Greece and Italy, Agriphar has a strong on the ground presence in Western Europe and has developed a footprint in Central and Latin America. Agriphar brings a wide variety of product applications and expertise across a range of geographic markets. These added capabilities should amplify the benefits from Platform's Chemtura AgroSolutions ("CAS") acquisition, which was announced in April of this year and is expected to close in the fourth quarter of 2014, subject to the satisfaction of certain conditions.

Over the last several years, Agriphar has demonstrated a strong track record of profitable growth via the introduction of new products and expansion into additional European countries.  This acquisition is expected to be immediately accretive to Platform's adjusted earnings, prior to the benefit of potential synergies. Agriphar's revenue in 2013 was approximately €127 million and adjusted EBITDA margin slightly above 20%. Agriphar's free cash flow and profitability are in line with Platform's "asset-lite/high-touch" business model.  Capital expenditures (excluding capitalized registration costs) are below 2% of revenue. Synergies are expected to be in excess of 25% of underlying EBITDA following integration with CAS.

Martin E. Franklin, Platform's Founder and Chairman, said, "The acquisition of Agriphar is exemplary of the strategy we outlined following our initial acquisition of MacDermid and is an attractive bolt on to our pending CAS acquisition. Given the complementary nature of their products and capabilities as well as the strong leadership at both companies, Agriphar and CAS should flourish together and deliver increasing value for our shareholders. We are delighted to welcome Agriphar's team to PSP and look forward to working with them to build a leading business in the agrochemicals space over the long term."

Daniel H. Leever, Platform's Chief Executive Officer, commented, "The Agriphar transaction fits well within our stated framework of bolstering our capabilities in key verticals through bolt-on acquisitions. Agriphar's asset-lite/high-touch business aligns with our disciplined M&A criteria and demonstrates our ability to execute against our clearly-defined growth strategy. We believe this immediately accretive transaction will position us as a strong, global player in the agrochemicals space, and Agriphar's team of highly-skilled technicians and highly-specialized products will enable to us to capitalize on the favorable dynamics within the industry."

Lazard and Barclays Capital acted as financial advisors and Allen & Overy acted as legal counsel to Platform on the transaction. Bank Degroof and Tegris Advisors served as financial advisors and Koehler-Magne-Serres Avocats served as legal counsel for Agriphar.

About Agriphar

Agriphar is a European crop protection group with leading product development, registration and distribution capabilities. The group provides a wide range of herbicides, fungicides and insecticides across Europe and is supported by a talented team of researchers and regulatory experts. The group also has an in-house formulation and packaging capabilities through its facility in Ougree, Belgium. With its owned-distribution subsidiaries, Agriphar has a strong on the ground presence in Western Europe and has developed a footprint in Central and Latin America.

About Platform

Platform is a global producer of high-technology specialty chemicals and provider of technical services. The business involves the manufacture of a broad range of specialty chemicals, created by blending raw materials, and the incorporation of these chemicals into multi-step technological processes. These specialty chemicals and processes together encompass the products sold in the electronics, metal and plastic plating, graphic arts, offshore oil production, drilling and agricultural industries. More on Platform is available at www.platformspecialtyproducts.com.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements regarding Platform's ability to close the Agriphar and CAS acquisitions, and to successfully integrate and obtain the anticipated results and synergies from its consummated and future acquisitions. Actual results could differ from those projected in any forward-looking statements due to numerous factors, including, among others, market and other general economic conditions and Platform's perception of future availability of equity or debt financing needed to fund its growing business. These forward-looking statements are made as of the date of this press release and are based on management's estimates and assumptions with respect to future events and financial performance. Platform assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ from those projected in such forward-looking statements. A discussion of factors that could cause results to vary is included in Platform's periodic and other reports filed with the Securities and Exchange Commission, including under the heading "Risk Factors" in Platform's Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

CONTACT: Source/Investor Relations Contact:

         Frank J. Monteiro
         Platform Specialty Products Corporation- CFO
         +1-203-575-5850

         Media Contacts:

         Liz Cohen
         Weber Shandwick
         +1-212-445-8044

         Kelly Gawlik
         Weber Shandwick
         +1-212-445-8368